## Contact

www.linkedin.com/in/doncoffey (LinkedIn)
www.dgcoffey.com (Company)

## Top Skills

Product Development
R&D
Six Sigma

# Don Coffey

Chief Science Officer at Cleveland Whiskey
Odessa, Florida, United States

## Summary

Food Industry executive with broad leadership experience and capabilities in R&D, Marketing and Sales.  Direct experience with integration of acquired businesses and leading business teams in North America, Europe and Asia.  Demonstrated ability to develop people and teams and to drive top and bottom line growth.  Highly capable of envisioning and driving change.  Respected as a strategic thinker with a bias for action.

Specialties: Strategy Development, Innovation Leadership, R&D Management, New Product Development, Product Management, Sales and Marketing, People and Team Development, 6-Sigma Green Belt.

## Experience

### Cleveland Whiskey
6 years 9 months

**Chief Science Officer**
September 2020 - Present (5 years 2 months)

**Member of the Board of Directors**
February 2019 - Present (6 years 9 months)
Cleveland, Ohio

### EDGE Ingredients
**Member Board Of Directors**
January 2018 - Present (7 years 10 months)
Tampa, Florida Area

### DGC Squared Consulting
**President**
July 2014 - September 2020 (6 years 3 months)
Tampa Area

### MGP Ingredients
6 years 7 months

#### Executive Vice President
July 2008 - January 2014 (5 years 7 months)

Responsible for leading Research, Development and Innovation for MGP Ingredients. We make the world's best rye whiskey, great bourbons, gins and neutral spirits as well as specialty starches and proteins for the global food industry.

#### VP Innovation
July 2007 - July 2008 (1 year 1 month)

Led corporate Research and Sales through turnaround during 2008-2010

### The Dow Chemical Company
#### GM, Food Ingredients
1985 - 2007 (22 years)

Spent 22 productive years at Dow Chemical in a variety of research and commercial jobs. My career at Dow was spent in the Specialty Chemical group in the METHOCEL and ETHOCEL businesses. I lived and worked in Midland, MI and Piscataway, NJ while employed by Dow.

## Education

### Michigan State University
Ph.D., Food Science · (1982 - 1985)

### University of Massachusetts Amherst
MS, Food Science · (1977 - 1979)